6/24/2020
https://www.sec.gov/Archives/edgar/data/87802/000161574717003815/s106832_sc13d.htm

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

                                Under the Securities Exchange Act of 1934 SCIENTIFIC INDUSTRIES, INC.
(Name of Issuer)

                            Common Stock, par value $0.05 per share (Title of Class of Securities)

808757108

(CUSIP Number)

Christopher Cox
                                                One World Financial Center
                                            New York, NY 10281
                                             (212) 504-6888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of§§ 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box:

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83362Pl02
13D
Page 1 of 4 Pages

1		NAME OF REPORTING PERSON Christopher Cox
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 222,000 shares of Common Stock and 222,000 shares of Common Stock issuable upon exercise of Warrants
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 222,000 shares of Common Stock and 222,000 shares of Common Stock issuable upon exercise of Warrants
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,000 shares of Common Stock and 222,000 shares of Common Stock issuable upon exercise of Warrants
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.41%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 808757108
13D
Page 3 of 4 Pages

Item 1.
Security and Issuer.

 This report on Schedule 13D (this “Report”) pertains to the common stock, par value $0.05 per share (the “Common Stock”), of Scientific Industries, Inc., a Delaware corporation (the “Issuer”). The Issuer's principal executive offices are located at 80 Orville Drive, Suite 102, Bohemia, New York 11716.

Item 2.
Identity and Background.

(a) This Report is being filed by Christopher Cox (the “Reporting Person”).

(b) The address of the Reporting Person is One World Financial Center, New York, NY 10281.

(c) Mr. Cox’s principal occupation is as attorney at Cadwalader, Wickersham & Taft LLP., with its principal address at One World Financial Center, New York, NY 10281.

(d) (e) During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.
Source and Amount of Funds or Other Consideration.

On June 18, 2020, the Issuer entered into a Securities Purchase Agreement with certain accredited investors pursuant to which the Issuer sold an aggregate of 1,349,850 shares of Common Stock and warrants (the “Warrants”) to purchase up to an additional 1,349,850 shares of Common Stock, at an offering price of $4.50 per share, for a total consideration of $6,074,325. The Reporting Person purchased 222,000 shares of Common Stock and a Warrant to purchase an additional 222,000 shares, for a total purchase price of $999,000. The Reporting Person acquired the shares of Common Stock and Warrants from personal funds.

Each Warrant is exercisable for the purchase of one share of Common Stock at an exercise price of $9.00 per share. The Warrants are immediately exercisable and expire five years from their date of issuance. If at any time commencing 12 months from the Closing Date, but before the expiration of the Warrant, the volume weighted average pricing of the Company’s Common Stock exceeds $18.00 (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like) for each of thirty consecutive trading days, then the Company may, at any time in its sole discretion, call for the exercise of the Warrants, in their entirety.

Item 4.
Purpose of the Transaction

The Reporting Person acquired the securities described above for investment purposes. Depending on market conditions or other factors, the Reporting Person may dispose of such shares of the Issuer. The Reporting Person expects to consider and evaluate on an ongoing basis all his options with respect to dispositions of his investment in the Issuer.

The Reporting Person may at any time or from time to time formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Person in light of his general investment strategies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors. The Reporting Person may change any of his plans or proposals at any time or from time to time, and may take any actions he deems appropriate with respect to this investment. Subject to market conditions, the Reporting Person’s general investment strategies and other factors, the Reporting Person may continue to hold some or all of his ownership in the Issuer or may at any time or from time to time decrease his ownership interest in the Issuer (including by way of open market or privately negotiated transactions). There can be no assurance as to when, over what period of time, or to what extent the Reporting Person may decide to decrease his ownership interest in the Issuer. The Reporting Person and the Issuer have discussed adding one or more persons to the Issuer’s Board of Directors. As of the date of this Schedule 13D, no additional directors have been nominated. Except as set forth in the preceding two sentences, the Reporting Person has no intention to consider or propose plans to change the present directors or management of the Issuer or any other actions in the nature of those listed in Items 4(a) - (j) of Schedule 13D.

Item 5.
Interest in Securities of the Issuer

(a-b) The shares of Common Stock owned beneficially by Reporting Person are held of record by the Reporting Person, and he has sole voting and dispositive powers as to such shares. The shares constitute approximately 14.41% of the 3,081,263 shares of Common Stock deemed to be outstanding following the deemed exercise of the Warrant held by the Reporting Person.

(c) Reporting Person acquired the shares of Common Stock from Issuer in a private transaction on June 18, 2020 and for a purchase price of $999,000.

(d)-(e) Not applicable.

CUSIP No. 808757108
13D
Page 3 of 4 Pages

Item 6.
Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.
Material to be Filed as Exhibits

Not applicable.

CUSIP No. 808757108
13D
Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 26, 2020	By:	/s/ Christopher Cox